

February 25, 2011

Mr. Todd Kahn, Senior Vice President and General Counsel
Coach, Inc.
516 West 34th Street
New York, New York 10001

      Re: Coach, Inc.
             Form 10-K
             Filed August 25, 2010
             File No. 001-16153

Dear Mr. Kahn:

      We have completed our review of your filing and do not have any further comments at this time.

                                      Sincerely,

                                      /s/ Pamela Howell
                                      for

                                      John Reynolds
                                      Assistant Director